Mail Stop 7010
						August 10, 2005


via U.S. mail and Facsimile

Francis J. Petro
President and Chief Executive Officer
Haynes International, Inc.
1020 West Park Avenue
Kokomo, Indiana 46904-9013


Re:	Haynes International, Inc.
	Form S-1/A filed August 5, 2005
	File No. 333-124977

Dear Mr. Petro:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A filed August 5, 2005

Selling Stockholders, page 74

1. We note your response to prior comment four. Please tell us what consideration you gave to the staff position regarding the use of the exemption in Securities Act section 3(a)(10) and resales of securities received pursuant to section 3(a)(10) set forth in Staff
Legal Bulletin 3 dated October 20, 1999. In particular, you should address how subsequent resales of the common shares to JANA Partners
LLC and Third Point Funds pursuant to the exemption provided by
Section 4(1 1/2) of the Securities Act comply with the position set forth in Staff Legal Bulletin 3, Section 5. Also, please tell us the name of the party or parties that sold the shares to JANA Partners LLC and Third Point Funds. In addition, please tell us when each of these selling stockholders acquired their shares.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, me at (202) 551-3767 with any other questions.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Stephen J. Hackman, Esq.
	Ice Miller
	One American Square, Box 82001
	Indianapolis, Indiana 46282-0002
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Francis J. Petro
Haynes International, Inc.
August 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE